ENERGOUS CORPORATION

3590 North First Street, Suite 210

San Jose, CA 95134

December 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Erin Donahue

Re:	Energous Corporation Registration Statement on Form S-3 (File No. 333-261087) filed November 15, 2021.

Requested Date: December 16, 2021

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Energous Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Mark A. Leahy or Amanda L. Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Leahy at (650)-335-7682 or, in his absence, to Ms. Rose at (206) 389-4553.

* * *

Sincerely,

ENERGOUS CORPORATION

By:	/s/ William Mannina
William Mannina
Acting Chief Financial Officer

cc:	Cesar Johnston, Chief Executive Officer

Energous Corporation

Mark A. Leahy, Esq.

Amanda L. Rose, Esq.

Fenwick & West LLP